UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024
Commission File Number 001-39750

DOCEBO INC.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name)

366 Adelaide St. West
Suite 701
Toronto, Ontario, Canada M5V 1R7
(800) 681-4601
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

Exhibit 99.2 of this Form 6-K is incorporated by reference to the registrant's Registration Statement on Form F-10 (File No. 333-251046), the registrant’s Registration Statement on Form S-8 (File No. 333-251417) and the registrant’s Registration Statement on Form F-3 (File No. 333-262000).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Press Release of Docebo Inc., dated June 11, 2024, titled “Docebo Inc. Announces Voting Results from its Annual General Meeting of Shareholders”
99.2	Docebo Inc. Report of Voting Results for the Annual General Meeting of Shareholders Held on June 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Docebo Inc.

Date:	June 11, 2024	By:		/s/ Sukaran Mehta
			Name:	Sukaran Mehta
			Title:	Chief Financial Officer